UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38476

FIRST CHOICE BANCORP

(Exact name of registrant as specified in its charter)

c/o Enterprise Financial Services Corp

150 N. Meramec Avenue

St. Louis, Missouri 63105

(314) 725-5500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, no par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[ ]
Rule 12h-3(b)(1)(i)	[X]
Rule 12h-3(b)(1)(ii)	[ ]
Rule 15d-6	[ ]
Rule 15d-22(b)	[ ]

Approximate number of holders of record as of the certification or notice date: None.

Pursuant to the requirements of the Securities Exchange Act of 1934, Enterprise Financial Services Corp (as successor by merger to First Choice Bancorp) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	July 30, 2021	ENTERPRISE FINANCIAL SERVICES CORP,
as successor by merger to First Choice Bancorp

		By:	/s/ Troy R. Dumlao
Troy R. Dumlao
Senior Vice President and Chief Accounting Officer